Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

Today's Announcement David DeWalt Documentum President and CEO

Safe Harbor In addition to historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. These forward- looking statements include, but are not limited to, statements relating to the company's preliminary financial results for the quarter and the planned acquisition of Documentum by EMC. The company's future actual results could differ materially from these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, quarter-end accounting adjustments or adjustments required by the company's independent auditors following their review of the financial results for the quarter, the risks that the necessary government approvals to the acquisition may not be obtained, that the other closing conditions to the acquisition may not be satisfied, that the companies will not be able to integrate their products, operations and business effectively, that the companies' customers, suppliers and employees will not support the acquisition, and the other general risks of acquisitions. Such factors also include those discussed from time to time in the company's public reports filed with the Securities and Exchange Commission, such as those under "Risk Factors" included in the company's annual report on Form 10-K for the fiscal year ended December 31, 2002, and its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003, as well as the company's other filings with the Securities and Exchange Commission, which are available at www.sec.gov. The company undertakes no obligation to update or revise these forward-looking statements.

Safe Harbor EMC Corporation intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum' website at www.documentum.com. EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum' proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

EMC & Documentum: The Big News! Documentum will be a division of EMC Expected to close Q104 subject to regulatory and stockholder approval and customary closing conditions David DeWalt to join EMC as President of Documentum division and Executive Vice President of EMC Documentum will maintain its organizational structure We will leverage EMC's resources to accelerate revenue growth, expand channel opportunities, and grow the ECM market

EMC and Documentum: Transaction Summary Deal Structure: All stock transaction Exchange Ratio: 2.175 EMC shares per Documentum share Shares Issued: 109 million Expected Closing : Early 1Q 2004 Current Value : Approximately $1.7 billion

Documentum Q303 Financial Performance 8th consecutive quarter of growth 4th consecutive record quarterly revenue Anticipated record revenues of approximately $73.5 million An increase of 31% over Q302 revenue of $56.3 million An 8% sequential increase over Q203 of $68.2 million Anticipated diluted EPS $0.02 on a GAAP basis Compared to $0.05 in Q302 Compared to $0.01 in Q203 Anticipated diluted EPS $0.11 on a non-GAAP basis Compared to $0.05 Q302 Compared to $0.07 Q203 Thank you!

About EMC $5B+ in revenues... The leader in storage and information management solutions Headquartered in Hopkinton, MA with 50 offices around the globe 17,000 employees worldwide Recently announced acquisition of Legato Systems

Why EMC? Leading software vendor in storage with the most complete offering available The most complete ILM vision with the resources to pull it off Shared vision around convergence of redefining ILM by merging content and data management Extensive set of resources, deep relationship with customers, vast sales channel Global distribution reach and visibility Enterprise access and relationships accelerates Documentum's reach Huge investment in R&D Highly complementary product fit Shared commitment to "open systems" Synergistic cultures and commitments to customer satisfaction Our teams already work together in partnership on Centera

Why Now? Where are we today? Grew license revenues 35% in calendar year 2002 Re-defined the Enterprise Content Management market by delivering the industry's most complete platform to manage unstructured assets Customers now standardizing on Documentum's infrastructure platform Huge opportunity to capitalize on the content management wave Content management now going mainstream Partnering now with EMC accelerates our market presence, growth and scale to lead this strategic infrastructure market Market needs solutions to address the full range of customer content management requirements with the lowest TCO From departmental to enterprise From low volume to high volume Across all information storage

What is the Value to Documentum Employees? Stock options and owned shares converted based upon exchange ratio More resources (financial and human) at our disposal to grow the content management market and revenue Incremental investment and staffing in R&D and sales and marketing will help us continue to innovate and grow Enables us to more effectively compete with the large and emerging ECM providers

What is the Value to Documentum Customers? Support from a company with broader worldwide presence, resources and bandwidth to service customers Larger investment in R&D to drive further product improvements and innovation Integrated content management and information storage solutions that offer: Lowest total cost of ownership Ability to easily and freely move and distribute content as business needs dictate Optimize storage solutions based on the changing value of content over the course of content lifecycle End-to-end management of unstructured content to enable multiple applications

Introducing Joe Tucci, President and CEO EMC Corporation EMC Corporation EMC Corporation EMC Corporation

Information Lifecycle Management Process Policy-based Alignment of Storage Infrastructure with Data Value Storage infrastructure that is Application & Lifecycle Aware Classify data / applications based on business rules Implement policies with information management tools AUTOMATED Manage storage environment FLEXIBLE Tier storage resources to align with data classes

Why Content Management? "Content Management is becoming the single, fastest-growing software segment in the enterprise."

Unstructured Data is a Great Opportunity The vast majority of all new information is unstructured data, such as Rich media, x-rays, e-mail attachments, web content, etc. Unstructured data is the fastest growing type of data Over 90% is being created in digital format This is the 'least' managed of all information types

Why Documentum?.....A Perfect Strategic Fit EMC has the "Infrastructure Layer" Tiered storage for varying information requirements Purpose built technology for unstructured data with fixed content requirements - Centera Now adding the "Intelligence Layer" Bringing structure to the unstructured Enables alignment of storage infrastructure and management with the value of the information over time Enterprise customer base is the same Vision is very similar David DeWalt will add more color

The Strategic Fit: EMC's ILM Offering Infrastructure Software Networked Storage Platforms Storage Management Services Data Management Content Management Information Management Software

Documentum Has the Capability to Provide Visibility Into, and Manage, All Unstructured Enterprise Content... Enterprise Content Management EDM WCM DAM ERM CCM Documents Spreadsheets Contracts Drawings HTML SGML WML XML Code Forms Images Sound Video Presentations Reports Records Scanning Imaging Final Form Storage eMail Project Discussions Desktop Sharing Online Meetings eMail IM Universal Content Repository Infrastructure Software Networked Storage Platforms Storage Management Services Information Management Software Data Management

Moving Forward Business as usual Transition and integration planning will gear up now that the transaction is public information For the majority of the business no major changes More information coming soon

1990 1996 1999 2002 2003 IPO Documentum Established Next Gen EDM Platform - EDMS 98 Documentum 5 Collaboration Stage 1 2004 The union of information management and enterprise content management solution being the first company to deliver an ILM solution! Stage 2 A BOLD NEW ERA FOR DOCUMENTUM!